QUARTZ VENTURES INC.
                         11700 BRIARWOOD CIRCLE, SUITE 1
                          BOYNTON BEACH, FLORIDA 33437



October 7, 2008


THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mail Stop 7010 100 F Street, NE
Washington, DC 20549


ATTENTION: H. ROGER SCHWALL AND SEAN DONAHUE

RE:    QUARTZ VENTURES INC. (THE "COMPANY")
       Registration Statement on Form S-1
       File No. 333-152754


Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-1 to 12:00 (Eastern Standard Time) on October 8, 2008 or as soon thereafter as is practicable.

In connection with the Company's request for acceleration of the effective date of its Registration Statement on Form S-1, the Company acknowledges the undertakings in Rule 461 and that:

o Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


o The Company may not assert this action as defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,


QUARTZ VENTURES INC.


/s/ RICHARD GOODHART
____________________________________
Richard Goodhart
Chief Executive Officer,
Chief Financial Officer,
President, Secretary,
Treasurer and
Director Principal Executive Officer
and (Principal Accounting Officer)